FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* AtLee III Frank V.	2. Issuer Name and Ticker or Trading Symbol Monsanto Company (MON)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Chairman of the Board and CEO
(Last) (First) (Middle) 10137 East Horizon Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year November 1, 2002
(Street) Scottsdale, AZ 85262		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	11/01/02		A(1)		124	A	$16.85	24,568(2)	D
Common Stock								1,000	I	By son in trust(3)
Common Stock								1,000	I	By son in trust(4)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Option (right to buy)	$20.00							(5)	10/16/10	Common Stock	10,000		10,000	D

Explanation of Responses:

(1) Represents shares of common stock issued as dividends with respect to shares of deferred common stock deliverable upon termination as a director under the Monsanto Company Non-Employee Director Equity Incentive Compensation Plan. Shares of deferred stock are credited in the form of hypothetical shares to a stock unit account in installments on the last day of each plan month during the director's term and for the payment of dividends. Shares of deferred stock not credited to the stock unit account because of termination as a director before the end of the director's term are forfeited.
(2) Includes 17,049 shares of deferred common stock deliverable under the Monsanto Company Non-Employee Director Equity Incentive Compensation Plan; 519 shares of common stock issued as dividends with respect to such deferred shares; and 7,000 shares of common stock owned directly by the Reporting Person.
(3) These shares are held in a trust for the benefit of one of the Reporting Person's sons. The Reporting Person's son is the trustee of the trust. The Reporting Person disclaims beneficial ownership of these securities, and the filing of this report is not an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(4) These shares are held in a trust for the benefit of one of the Reporting Person's sons. The Reporting Person and the Reporting Person's spouse are the trustees of the trust. The Reporting Person disclaims beneficial ownership of these securities, and the filing of this report is not an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(5) 50% of the shares underlying the option became exercisable on 3/15/02 and 50% become exercisable on 3/15/03, subject to the terms and conditions of the Monsanto 2000 Management Incentive Plan.
(6) Michael D. Bryan, attorney-in-fact for Frank V. AtLee III under a Power of Attorney previously filed.

By: /s/ Michael D. Bryan(6) **Signature of Reporting Person	January 8, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.